Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Catalyst Paper Corporation (“Catalyst Paper” or  the “Company”)
2nd Floor – 3600 Lysander Lane
Richmond, British Columbia
V7B 1C3

Item 2.	Date of Material Change

April 10, 2008

Item 3.	News Release

A news release relating to the material change described in this report was issued on April 10, 2008.

Item 4.	Summary of Material Changes

On April 10, 2008 Catalyst Paper announced it had completed its US$161 million acquisition of the Snowflake, Arizona recycled newsprint mill from a subsidiary of AbitibiBowater.

Item 5.	Full Description of Material Change

Item 5.1	Full Description of the Material Change

Catalyst Paper has completed its US$161 million acquisition of the recycled newsprint mill in Snowflake, Arizona.  A definitive agreement to acquire this operation from an AbitibiBowater subsidiary was announced in February, and its finalization represents the first extension of Catalyst Paper’s manufacturing base beyond Canada.

The Snowflake mill, located about 290 km (180 miles) from Phoenix, Arizona, is one of the lowest-cost newsprint mills in North America.  Its annual production capacity is 375,000 tonnes of 100 per cent recycled newsprint.  This brings Catalyst Paper’s total newsprint production capacity to approximately 980,000 tonnes, complementing its mechanical specialty paper capacity of some 1.1 million tonnes.

The acquisition is expected to provide annual synergies of US$10 million through cost-savings in purchasing and related services, as well as optimization of product distribution networks.  It also provides Catalyst Paper with fibre and currency diversification.

Snowflake has a record of performance and profitability, reflecting positive labour relations and modern equipment.  It is an energy self-sufficient mill with the potential to sell some excess electricity to the power grid.  Snowflake’s production will be marketed under Catalyst Paper’s Marathon newsprint brand.

The acquisition was financed, in part, through a C$125 million rights offering resulting in the issue of approximately 167.1 million Subscription Receipts.  With the completion of the Snowflake Acquisition, each of the Subscription Receipts was deemed exercised for one fully paid common share of the Company.  Share certificates representing the common shares will be distributed to holders of the Subscription Receipts shortly.  The balance of the purchase price for the acquisition was funded by drawings under the Company’s secured revolving operating facility.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of Catalyst Paper is knowledgeable about the material change described in this report and may be contacted by any of the Securities Commissions with respect to the change:

Valerie Seager
Vice President and General Counsel
Telephone:  604-247-4017
Fax:  604-247-0551

Item 9.	Date of Report

April 16, 2008